Filed by Telesat Canada

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Loral Space & Communications Inc.

(Commission File No. 001-14180)

November 24, 2020

The following is a Q&A transcript utilized by Telesat Canada in responding to outreach by stockholders of Loral Space & Communications Inc.

Telesat Management Q&A Regarding the Transaction

1)	Question: Why has the Telesat Board determined to enter into the transaction at this time? Why did it take so long for the parties to announce the transaction?

Answer: The transaction has been under negotiation for quite some time, among other reasons because the parties needed to properly consider the issues surrounding a complex, cross-border structure. Looking ahead, the Telesat Board believes being a public company will be in the best interests of the company and its shareholders.

2)	Question: Is Telesat now a publicly traded company?

Answer: Telesat has entered into a transaction agreement and plan of merger with its major shareholders, Loral Space & Communications Inc. (“Loral”) and Public Sector Pension Investment Board (“PSP Investments”), pursuant to which, at the closing of the transaction, a newly formed parent company of Telesat will become a publicly traded company (“New Telesat”). However, Telesat is not public at this time.

Telesat, Loral and PSP Investments expect to consummate the transaction in the second or third quarter of 2021.

The transaction remains subject to the receipt of regulatory approvals, approval by Loral’s shareholders, including a majority of those shareholders not affiliated with MHR Fund Management (“MHR”), PSP Investments or other transaction participants, and other customary closing conditions.

3)	Question: What is an UP-C structure?

Answer: An umbrella partnership – C corporation (“UP-C”) structure is a public company holding structure consisting of a publicly-traded parent company and the parent company’s subsidiary, a limited partnership of which the publicly traded parent is the general partner. The equity holders in the operating partnership—in this case, MHR, PSP Investments and those other Loral shareholders that elect to receive limited partnership units in respect of their Loral shares—will be issued a class of exchangeable limited partnership interests exchangeable for common stock in the publicly-traded parent company.

4)	Question: What are the key aspects of the new equity capital structure?

Answer: New Telesat’s capital structure will consist of three classes of common stock, with voting rights determined by the Canadian status of the stockholder. In addition, Telesat Partnership, the operating partnership of which New Telesat will be the general partner (“Telesat Partnership”), will issue three classes of limited partnership units mirroring the classes of New Telesat common stock, and the limited partnership units will vote on a pass-through basis with New Telesat common stock. From 6 months after closing, the exchangeable limited partnership units will be exchangeable for New Telesat common stock at the election of the unitholder. Finally, New Telesat will issue a “Golden Share” to be held and voted on by a Canadian trust, as more fully described in the question below.

Put simply, New Telesat common shares will be listed, Telesat Partnership LP units will be unlisted, but can be exchanged into listed New Telesat shares starting 6 months after the closing of the transaction. New Telesat shares and Telesat Partnership LP units vote equally, subject to specified exceptions, and there is one golden share that magnifies the Canadian vote to be at least 50.01% of the total vote cast.

5)	Question: What are the tax benefits of this structure? How will my shares be treated for tax purposes if I agree to this proposal?

Answer: The transaction has been structured in a tax efficient manner. However, we can’t make specific comments and suggest you refer to your own tax advisors for further information.

6)	Question: What is the Golden Share and how will it impact voting rights of the holders of New Telesat common shares?

Answer: At the closing of the transaction, New Telesat will issue a “Golden Share” to be held and voted on by a Canadian trust. The voting power attributed to the Golden Share will vary such that the aggregate number of votes cast by Canadian shareholders of New Telesat including PSP Investments, will equal a simple majority of all votes cast in respect of such matter in order to ensure that Canadians maintain the majority of the aggregate voting power of New Telesat. In order to maintain New Telesat’s status as Canadian for regulatory and other purposes, non-Canadian shareholders will not be permitted to exercise more than one-third of the aggregate voting power of New Telesat, and any votes in excess of such amount will be attributed to the Golden Share.

7)	Question: Loral has adopted a shareholder rights plan. Does New Telesat expect to have a shareholders rights plan at closing?

Answer: New Telesat does not currently anticipate adopting a shareholder rights plan upon closing. Each of MHR and PSP Investments, however, have agreed to customary standstill restrictions in the investor rights agreements entered into with New Telesat, which prevent them from, among other things, initiating a proxy contest, submitting certain shareholder proposals or soliciting proxies for the foregoing. These standstill restrictions will remain in place until such investor no longer has a director designee on the New Telesat board.

8)	Question: What will be the free float of New Telesat?

Answer: At this time it is difficult to say what the free float will be because a large percentage of the ownership interests in New Telesat will be held as partnership units exchangeable into New Telesat shares. It is uncertain what elections Loral’s public shareholders will make regarding receipt of New Telesat shares or partnership units pursuant to the transaction.

The partnership units will not be publicly traded, but beginning six months after the closing of the transaction, the partnership units will be exchangeable into common shares of New Telesat.

9)	Question: What will be the restrictions on MHR’s and PSP Investments’ sale of their respective ownership interests in New Telesat?

Answer: Pursuant to the UP-C structure, MHR will initially hold all, and PSP Investments will initially hold substantially all, of their interests in the combined company as interests in Telesat Partnership.

From 6 months after the closing of the transaction, MHR and PSP Investments may convert these partnership units into publicly traded shares of New Telesat.

10)	Question: How was the composition of the board of directors determined?

Answer: New Telesat has entered into Investor Rights Agreements with Telesat’s current shareholders, MHR Fund Management and PSP Investments, pursuant to which the Board of Directors of New Telesat will initially consist of 3 nominees of MHR, 3 nominees of PSP Investments, 3 directors unaffiliated with either of MHR or PSP Investments and our CEO.

We anticipate that the majority of the directors of New Telesat will be independent directors for purposes of stock exchange listing requirements and pursuant to the rules of the SEC and applicable Canadian laws. The organizational documents of New Telesat require that a majority of the Board of Directors be Canadian.

11)	Question: What level of control will the various shareholders have over New Telesat?

Answer: MHR and PSP Investments will each have the right to appoint three directors, an amount which decreases commensurate with our shareholders’ respective ownership interests in New Telesat.

MHR and PSP Investments will also have certain consent rights over actions by New Telesat so long as they hold a minimum amount of ownership interest in New Telesat as well as certain other rights negotiated among the parties, including registration rights.

12)	Question: What are the procedures for exchanging the partnership units for publicly traded New Telesat shares?

Answer: A holder of partnership units who wishes to exchange those units must submit an exchange notice, specifying certain information such as the amount of units sought to be exchanged, on what date, and whether the holder is a Qualified Canadian (as defined in the partnership agreement). Once Telesat has reviewed an exchange notice and confirmed that the unit holder meets the requirements to exchange partnership units for New Telesat shares, New Telesat will submit instructions to the transfer agent, who will then exchange such partnership units into common shares.

Additional information with respect to exchange procedures will be made available on New Telesat’s website following the closing of the transaction.

13)	Question: When will New Telesat’s shares be publicly listed?

Answer: Subject to receipt of the required regulatory approvals, approval of Loral’s shareholders (including a majority of Loral’s shareholders not affiliated with MHR, PSP Investments or other transaction participants) and the satisfaction of other customary closing conditions, we expect the transaction to close in the second or third quarter of 2021, and we expect New Telesat’s shares to be publicly listed on Nasdaq upon consummation of the transaction.

14)	Question: Where will New Telesat be headquartered?

Answer: Our headquarters are not expected to change. We are currently headquartered in Ottawa, Canada.

15)	Question: What regulatory approvals are required for this transaction?

Answer: In connection with the transaction, the parties will seek regulatory approvals from or provide filings or notifications to CFIUS, the FCC (including Team Telecom, if required), ISED to the extent required, the FTC and DOJ under the HSR Act, DDTC under the ITAR, DCSA under the NISPOM, and the Commissioner of Competition under the Competition Act (Canada), among other regulatory approvals or filings / notifications.

16)	Question: Where will New Telesat’s shares be listed and why?

Answer: At this time we have determined to list New Telesat’s shares on Nasdaq, where Loral’s common stock currently trades. Consistent with the Company’s Canadian character, we are also considering seeking a listing on a Canadian stock exchange. Listing on a Canadian stock exchange is not a condition to the closing of the transaction.

17)	Question: Do you plan to raise additional equity, and, if so, how much and on what timeline?

Answer: At this moment we are focused on closing the transaction that we have just announced and have made not made any decision about an additional equity raise.

One of the benefits that we anticipate, however, becoming a public company is the ability to access the public financing markets.

18)	Question: Do you plan on engaging in a strategic transaction?

Answer: We do not comment on potential future transactions.

19)	Question: At what price do you think New Telesat’s shares should trade once they are publicly listed?

Answer: We cannot comment on where New Telesat’s stock will trade and cannot predict future market activity. Nonetheless, we consider Telesat as best-in-class among FSS operators and hugely differentiated given the plans for LEO and the additional markets and opportunities this project uniquely opens to Telesat.

20)	Question: Why would New Telesat’s shares trade differently than Loral’s shares?

Answer: Once again, we cannot comment on how the stock will trade or predict future market activity, but we believe that Telesat is uniquely positioned for success.

21)	Question: Have you engaged a financial advisor?

Answer: Telesat has engaged Goldman Sachs and BMO Capital Markets to act as financial advisors to assist with the transaction.

22)	Question: What is the status of your LEO project?

What is the potential size of the project, capital expenditures, timing, etc.?

Why have you taken so long to announce the LEO project?

Answer: We have no further information to disclose on the LEO project at this time. Telesat believes that LEO is an exciting potential growth opportunity that revolutionizes the provision of worldwide broadband internet connectivity. As previously discussed, Telesat’s focus is to a select a satellite vendor, which we hope to announce in the next few weeks.

23)	Question: Could you provide an update on Telesat’s current business and outlook or on industry conditions?

Answer: At the current time, we would refer you to Telesat’s public disclosure available through our website under the tab “investors” or to Telesat’s filings with the SEC.

We do not make our investor call transcripts or recordings available after the two-week replay period following our calls.

Our historical investor presentations are not public documents.

24)	Question: When do you expect further information will be publicly available?

Answer: Additional information with respect to the transaction will be available in filings made with the SEC by Telesat and Loral, including a registration statement on Form F-4 to be filed by New Telesat and Telesat Partnership, which will also include a proxy statement of Loral, and will contain additional information about the transaction.

Cautionary Statement Regarding Forward-Looking Information

This communication contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, statements which are not historical in nature, or which contain the words “will,” “expected,” “plans,” “considering,” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.

These forward-looking statements are based on Telesat’s current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; the impact of COVID-19 on Telesat’s business and the economic environment; the ability to deploy successfully an advanced global Low Earth Orbit (“LEO”) satellite constellation, and the timing of any such deployment; the availability of government and/or other funding for the LEO satellite constellation; the receipt of proceeds in relation to the re-allocation of C-band spectrum; volatility in exchange rates; the ability to expand Telesat’s existing satellite utilization; risks associated with domestic and foreign government regulation; the ability to obtain regulatory approvals and Loral’s ability to obtain the stockholder approval required to consummate the transaction and the timing of such approvals and the closing of the transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all; the ability to complete the transaction on the expected terms and timing or at all; the outcome of any legal proceedings that may be instituted against Telesat, the other parties and others related to the transaction; unanticipated difficulties or expenditures relating to the transaction; the risk that expected benefits and growth prospects of the transaction may not be achieved in a timely manner or at all; the risk that disruption from the transaction may adversely affect Telesat’s business and its relationships with customers, suppliers or employees; and risks relating to the value of the shares of Telesat Corporation and limited partnership units of Telesat Partnership to be issued in connection with the transaction. The foregoing list of important factors is not exhaustive.

Telesat believes these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward-looking statements speak only as of the date they are made. Additional risks are detailed in Telesat’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 27, 2020, including, without limitation, those described under “Risk factors,” as updated by any Current Reports on Form 6-K and future filings with the SEC. Except as may be required by applicable law, Telesat does not undertake any obligation to update or revise these forward-looking statements to reflect future events or circumstances.

Important Additional Information and Where to Find It

In connection with the transaction, Telesat Corporation and Telesat Partnership will file with the SEC a registration statement on Form F-4 that will contain a prospectus relating to the issuance of the shares of Telesat Corporation and limited partnership units of Telesat Partnership in connection with the transaction. The registration statement will also include a proxy statement of Loral which will be sent to the stockholders of Loral in connection with the transaction. Telesat Corporation and Telesat Partnership will also file a Canadian prospectus with the requisite Canadian securities authorities in connection with the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TELESAT, TELESAT CORPORATION, TELESAT PARTNERSHIP, LORAL AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents when they become available free of charge through the website maintained by the SEC at www.sec.gov and, for those documents filed with Canadian securities regulations, at the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, or from Telesat at its website, https://www.telesat.com/investor-relations/ or from Loral at its website, www.loral.com, under the heading Investors. Documents filed with the SEC by Telesat will be available free of charge by accessing Telesat’s website at www.telesat.com, under the heading Investors, or, alternatively, by directing a request by telephone or mail to Telesat at Investor Relations, 160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada K2P 2P7, and documents filed with the SEC by Loral will be available free of charge by accessing Loral’s website at www.loral.com under the heading Investors or, alternatively, by directing a request by telephone or mail to Loral at Investor Relations, Loral Space & Communications Inc., 600 Fifth Avenue, New York, New York 10020.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Telesat and Loral and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Loral in respect of the proposed transaction under the rules of the SEC. Information about Loral’s directors and executive officers is available in Loral’s Annual Report on Form 10-K, as filed with the SEC on March 12, 2020, as amended on March 26, 2020 and certain of its Current Reports on Form 8-K. Information about Telesat’s directors and executive officers is available in Telesat’s Annual Report on Form 20-F, filed with the SEC on February 27, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Loral or Telesat using the sources indicated above.

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